

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Mr. Igor Dmitrowsky
Chief Executive Officer
Baltia Air Lines, Inc.
63-25 Saunders Street, Suite 71
Rego Park, New York 11374

>   **Re: Baltia Air Lines, Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed April 18, 2011**
>   **File No. 001-14519**

Dear Mr. Dmitrowsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Business

1. Please tell us what you believe the significance is of being the only Part 121 start-up airline to receive a Department of Transportation fitness approval. We note that you have not received your Part 121 Air Carrier Certification and you initially attempted to obtain FAA certification in 1991.

2. In this regard, please revise this section to briefly describe your prior attempts to obtain FAA certification since you were organized in 1989.

Management's Discussion and Analysis

3. Please remove references to the Private Securities Litigation Act safe harbors as these safe harbors are not available to penny stock issuers such as you. Please also confirm that you will refrain from referring to the PLSRA safe harbors in future press releases and in other materials available on your internet site.

Directors and Executive Officers of the Registrant

4. Please revise your directors' biographies to discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Executive Compensation

5. Please revise to include a Summary Compensation Table and Outstanding Equity Awards Table and narrative disclosure of the common stock options awarded to Igor Dmitrowsky or advise. Refer to Items 402(n)-(p) of Regulation S-K.

6. We note your disclosure in Note 4 to the financial statements that you issued to Igor Dmitrowsky 149,000,000 common shares valued at $8.8 million "in exchange for services." Please disclose this compensation in the Summary Compensation Table and provide narrative disclosure of the terms of Dmitrowsky's compensation or advise.

Certain Relationships and Related Transactions

7. Please revise to disclose the related party loan from Eastern Construction & Electric, Inc. and file the loan agreement as an exhibit, or advise. Refer to Item 404(d) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

8. We note the last paragraph of your independent accountant's report, which refers to management's plan in Note 7. It appears the reference should be to Note 8. Please direct your accountant to revise his report or advise.

Note 3. Summary of Significant Accounting Policies, page F-7

9. We note that in 2010, you leased aircraft engines on a power by the hour basis. Please revise your critical accounting policies to describe how you will account for these leases. Your description should include the general terms of the lease and outline the contract attributes. In this regard, should you determine that certain aspects of these contracts

contain estimates which require significant judgment, consideration should be given to adding disclosure in the MD&A section within your description of critical accounting policies.

Note 4. Stockholders' Equity, page F-21

10. Refer to the Summary of Option Activity on page F-23 and to the accompanying table on page F-24. We have reviewed the Executive Compensation information in Item 11. Please tell us how and where the 100 million options granted to, and the 80 million options exercised by Igor Dmitrowsky have been included in this footnote presentation. In addition, please tell us where the exercised options appear in the Statement of Shareholders' Equity for 2010, on page F-5.

11. Describe the contractual terms of these options, and explain how they have been valued and accounted for in your financial statements. We may have further comments upon review of your response.

Note 9. Subsequent Events, page F-26

12. It appears your disclosure should be revised to refer to events subsequent to December 31, 2010. Please revise.

Signatures

13. Please revise the second signature block to include the signature of your principal financial officer.

Exhibits

14. We note that you have not filed as exhibits several agreements that appear material to you. Please file the following agreements as exhibits or tell us the basis for omitting a particular exhibit:

- The agreement with Logistic Air, Inc., for the purchase of a Boeing 747 aircraft;
- The lease agreement with Logistic Air, Inc. for aircraft engines;
- The lease and operating agreements for operations at John F. Kennedy International Airport;
- The agreements for your operations at Pulkovo Airport; and
- The agreement with Kalitta Air for the purchase of a Boeing 747 aircraft.

Exhibit 31.1

15. Please revise to omit the title of the certifying officer in the identification of the certifying individual at the beginning of the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 or me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief